

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Richard Ackerman
Chairman, President and Chief Executive Officer
Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, FL 33483

>   **Re: Big Rock Partners Acquisition Corp.**
>   **Form S-4**
>   **Exhibit Nos. 10.32, 10.38, 10.40 and 10.41**
>   **Filed April 16, 2021**
>   **File No. 333-252479**

Dear Mr. Ackerman:

You have redacted information from the exhibits identified above asserting that the redacted information is not material. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of each of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copies of your exhibits. Please do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance